Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 April 22, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9326
            Inflation Hedge and Global Commodities Portfolio Series
                                 (the "Trust")
                      CIK No. 1844187 File No. 333-254324
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
-------

      1. PLEASE SUPPLEMENTALLY EXPLAIN TO THE STAFF THE AMOUNT (I.E., PERCENTAGE OF THE TRUST'S PORTFOLIO) THAT THE TRUST INTENDS TO INVEST IN EXCHANGE-TRADED PRODUCTS ("ETPS") THAT INVEST DIRECTLY IN COMMODITIES, SUCH AS GOLD AND SILVER.

      Response: The Trust expects that approximately 26% of the portfolio will be comprised of ETPs that invest directly in commodities. As a matter of practice, the Trust limits its investment to no more than 25% in a single ETP.

      2. PLEASE CONFIRM TO THE STAFF WHETHER THE EXCHANGE-TRADED FUNDS ("ETFS") THAT HOLD PHYSICAL COMMODITIES, SUCH AS GOLD AND SILVER, ARE IN FACT ETPS. IF SO, PLEASE INCLUDE APPROPRIATE DISCLOSURE, INCLUDING REFERENCING THEM AS ETPS RATHER THAN ETFS. ADDITIONALLY, TO AVOID CONFUSION TO INVESTORS, PLEASE CONSIDER NOT REFERRING TO ETPS AS ETFS OR FUNDS.

      Response: The Trust will invest in ETPs that hold physical commodities, such as gold and silver, in addition to ETFs that invest in government bonds, senior corporate loans, and real estate investment trusts. Accordingly, the disclosure will be revised to clarify that it will invest in ETPs that physically hold commodities, such as gold and silver, instead of referring to them specifically as ETFs.

Portfolio
---------

      3.  THE  STAFF  NOTES  THAT  THE  TRUST HAS THE WORD "GLOBAL" IN ITS NAME.
HOWEVER, THE DISCLOSURE STATES, "ONLY U.S.-LISTED COMMON STOCKS AND ADRS THAT HAVE ADEQUATE LIQUIDITY FOR INVESTMENT ARE ELIGIBLE FOR SELECTION." PLEASE EXPLAIN HOW THIS DISCLOSURE IS CONSISTENT WITH "GLOBAL" OR REVISE. ADDITIONALLY, PLEASE CLARIFY WHICH INVESTMENTS ARE ECONOMICALLY TIED TO MULTIPLE COUNTRIES AROUND THE WORLD.

      Response: In response to the Staff's comment, the disclosure will be revised to state that the Trust's exposure to non-U.S. securities will be at least 40% of its net assets. The Trust notes that certain of the common stocks included in the portfolio are common stocks of foreign companies that are directly listed on a U.S. stock exchange and common stocks of foreign companies which trade through an American Depositary Receipt/ADR on a U.S. stock exchange. Additionally, certain of the Trust's investments in ETFs will have significant exposure to foreign securities.

      4. PLEASE CLARIFY WHETHER THE ETFS WILL HOLD PHYSICAL COMMODITIES, SUCH AS GOLD AND SILVER, WHICH IS SUGGESTED BY DISCLOSURE IN THE RISK FACTORS. IF SO, PLEASE INDICATE WHICH INVESTMENTS ARE HELD THROUGH ETFS AND WHICH ARE HELD THROUGH ETPS.

      BASED ON PRIOR DISCUSSIONS, THE STAFF'S UNDERSTANDING IS THAT THE REFERENCE TO THE "ETFS" WHICH HOLD PHYSICAL GOLD, SILVER AND OTHER PRECIOUS METALS ARE A REFERENCE TO THE NAMES OF THE ETPS (I.E., CERTAIN OF THE ETPS INCLUDE THE TERM "ETF" IN THEIR NAME). THE STAFF NOTES THESE ETPS THAT ARE NOT REGISTERED INVESTMENT COMPANIES, BUT RATHER, ARE REGISTERED ON S-1 UNDER THE SECURITIES ACT OF 1933. THE STAFF ALSO NOTES THAT THE TRUST LIMITS ITS INVESTMENT TO LESS THAN 25% IN EACH ETP AS A MATTER OF PRACTICE. PLEASE REVISE AND/OR CLARIFY THE DISCLOSURE AS APPROPRIATE. PLEASE ALSO UPDATE WITH ANY OTHER DISCLOSURE CHANGES MADE IN RESPONSE TO COMMENTS IN EARLIER FILINGS RELATED TO TRUSTS WITH INVESTMENTS IN ETPS.

      Response: The Trust confirms that it will invest in ETPs that hold physical commodities, such as gold and silver. The Trust will also invest in ETFs that invest in government bonds, senior corporate loans, and real estate investment trusts. As such, the disclosure will be revised to make this distinction clear and will specifically reference its investments in ETPs and ETFs. The Trust confirms that it will invest no more than 25% of its assets in any single ETP or ETF. Finally, the Trust confirms that the disclosure will be revised in accordance with changes made in response to comments in earlier filings related to Trusts with investments in ETPs.

      5. THE STAFF NOTES THAT ONLY U.S. TREASURY OBLIGATIONS ARE MENTIONED IN THE RISKS. PLEASE CLARIFY WHAT CONSTITUTES "GOVERNMENT BONDS" IN THE PORTFOLIO SELECTION PROCESS, AND IF APPLICABLE, AND ADD ANY RISK DISCLOSURE AS A RESULT. OTHERWISE, PLEASE REPLACE THE REFERENCE TO "GOVERNMENT BONDS" WITH U.S. TREASURY OBLIGATIONS AND REMOVE FROM THE ADDITIONAL PORTFOLIO CONTENTS.

      Response: The disclosure will be revised to clarify that the "government bonds" referenced in the Portfolio Selection Process are in fact U.S. Treasury obligations. Additionally, the reference to U.S. Treasury obligations in the Additional Portfolio Contents will be removed.

      6.  IN  THE  PORTFOLIO  SELECTION  PROCESS,  PLEASE  CLEARLY  DESCRIBE THE
CRITERIA   USED   TO  SELECT  ETP  INVESTMENTS  AND  DISTINGUISH  THE  SELECTION
METHODOLOGY FROM THE CRITERIA USED FOR ETF INVESTMENTS.

      Response: The Trust confirms that the selection criteria used for the ETFs are also generally applicable to the ETPs. As such, the disclosure will be revised in accordance with the Staff's comment to clarify that the selection process applies to both ETFs and ETPs, unless otherwise indicated.

      7. IN THE PORTFOLIO SELECTION PROCESS, PLEASE SPECIFICALLY DESCRIBE THE "QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF" THE TRUST'S RESEARCH DEPARTMENT USES.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be replaced in its entirety with the following:

      The ETFs invest in U.S. Treasury obligations, senior corporate loans and REITs. The ETPs invest in commodities, such as gold and silver. The Funds were selected by our research department based on a number of factors including, but not limited to, the size and liquidity of the Fund (requiring a minimum market capitalization of $50,000,000); the current dividend yield of the Fund (prioritizing Funds with the highest dividend yield, however dividend yield is not a consideration for ETPs in the Trust's portfolio); and the expense ratio of the Fund, with a preference for lower expenses, particularly when the underlying assets are substantially similar.

      8. IF ANY OF THE ETFS OR ETPS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS OR ETPS.

      Response: The Trust does not anticipate holding ETFs or ETPs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs or ETPs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

Risk Factors
------------

      9. PLEASE CONSIDER ADDING A RISK FACTOR FOR DIVIDEND-PAYING SECURITIES.

      Response: The Trust respectfully points the Staff to the Distributions risk, which states, in part, "Certain of the Common Stocks held by the Trust may currently pay dividends, but there is also no guarantee that the issuers of the Common Stocks will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time."

      10. PLEASE REMOVE THE REFERENCE TO CLOSED-END FUNDS IN THE PRICE VOLATILITY RISK AND REPLACE WITH ETFS AND ETPS.

      Response    The  disclosure will  be  revised  in  accordance  with  the
Staff's comment.

      11. PLEASE ADD A UNIQUE RISK FACTOR APPLICABLE TO ETPS.

      Response:   The   disclosure   will   be  revised  to  add  the  following
Exchange-Traded Products risk factor:

      EXCHANGE-TRADED PRODUCTS. The Trust invests in shares of ETPs. ETPs are investment vehicles that either directly invest in, or track the performance of an underlying asset, such as commodities (e.g., gold and silver) or an asset index, and typically provide exposure to commodities without trading futures or taking physical delivery. ETPs may also invest in other types of financial instruments that are not securities and are not regulated under the 1940 Act. ETPs themselves are not registered investment companies under the 1940 Act, and investors in ETPs do not benefit from the protections provided under the 1940 Act. Through its investments in ETPs, the Trust is subject to the risks associated with the ETPs' investments or reference assets/benchmark components, including the possibility that the value of the securities or assets held by or linked to an ETP could decrease. Additionally, an ETP's lack of liquidity can result in its value being more volatile than the underlying asset or reference asset/benchmark component. The Trust's exposure to a particular risk will be proportionate to the Trust's overall allocation and each ETP's asset allocation.

      12.   PLEASE   CONSIDER  ADDING  A  SEPARATE  FOREIGN  CURRENCY  RISK,  IF
APPLICABLE.

      Response: The Trust believes that the risk disclosure as currently presented is appropriate for investor comprehension.

      13. PLEASE ADD A SEPARATE RISK FACTOR FOR INVESTMENTS IN SILVER OR SUPPLEMENTALLY EXPLAIN WHY IT IS NOT NECESSARY.

      Response: The disclosure will be revised to change the name of the gold risk to "Gold, Silver and Other Precious Metals," and applicable disclosure changes will be made to include references to silver and other precious metals.

      14. THE DISCLOSURE IN THE GOLD RISK, AND THE DISCLOSURE IN THE CUSTODY RISK, SUGGESTS THAT THE "FUNDS" HOLD PHYSICAL GOLD AND OTHER COMMODITIES. PLEASE REVISE THESE RISK DISCLOSURES TO REFLECT THESE AS RISKS OF INVESTMENTS ONLY IN ETPS, IF TRUE. THE STAFF NOTES THIS IS ANOTHER EXAMPLE OF THE PROBLEM WITH USING THE COLLECTIVE WORD "FUNDS" OR "ETFS."

      Response:   The disclosure will  be revised to  clarify which risks  are specific to ETPs.

      15.  PLEASE  CONSIDER  REVISING THE  PORTION  OF THE GOLD RISK AS FOLLOWS:


      "AN INVESTMENT IN THE FUNDS MAY BE ADVERSELY AFFECTED BY COMPETITION FROM OTHER METHODS OF INVESTING IN GOLD, INCLUDING TRADITIONAL DEBT AND EQUITY SECURITIES ISSUED BY COMPANIES IN THE GOLD INDUSTRY AND OTHER SECURITIES BACKED BY OR LINKED TO GOLD, AND DIRECT INVESTMENTS IN GOLD."

      Response:   The  disclosure will  be  revised  in  accordance  with  the
Staff's comment.

      16. BECAUSE THE SENIOR LOANS ARE TYPICALLY STRUCTURED AS FLOATING-RATE SECURITIES, PLEASE CONSIDER WHETHER THE EXPECTED DISCONTINUATION OF LIBOR IS A PRINCIPAL RISK FOR THE TRUST. IF YOU BELIEVE IT IS NOT, EXPLAIN TO US WHY. PLEASE TAILOR ANY SUCH PRINCIPAL RISK TO DESCRIBE HOW
THE EXPECTED DISCONTINUATION OF LIBOR COULD AFFECT THE FUND'S INVESTMENTS HELD BY THE TRUST, INCLUDING HOW THE TRANSITION TO ANY SUCCESSOR RATE COULD IMPACT THE LIQUIDITY AND VALUE OF INVESTMENTS THAT REFERENCE LIBOR. SEE STAFF STATEMENT ON LIBOR TRANSITION (JULY 12 2019), AVAILABLE AT HTTPS://WWW.SEC.GOV/NEWS/PUBLIC-STATEMENT/LIBOR-TRANSITION.

      Response: If the Trust will have significant exposure (10% or more) to floating-rate securities based on the weightings of the Trust's final portfolio, the Trust will add appropriate Principal Risk disclosure, including risks for relevant to the expected discontinuation of LIBOR. However, if the Trust has less than 10% exposure to floating-rate securities, the Trust will add its floating-rate securities risk and LIBOR risk to the Additional Risks section of the prospectus.

      17. THE STAFF NOTES THE INTRODUCTION TO THE FOREIGN SECURITIES RISK STATES, "CERTAIN OF THE COMMON STOCKS HELD BY THE TRUST ARE ISSUED BY, AND CERTAIN OF THE FUNDS HELD BY THE TRUST INVEST IN, FOREIGN ENTITIES, WHICH MAKES THE TRUST SUBJECT TO MORE RISKS THAN IF IT ONLY INVESTED IN DOMESTIC SECURITIES AND FUNDS WHICH INVEST SOLELY IN DOMESTIC SECURITIES."

      THIS DISCLOSURE DOES NOT SEEM TO LINE UP WITH THE ADR AND U.S.-LISTED COMMON STOCK DISCLOSURE IN THE PORTFOLIO SELECTION PROCESS. PLEASE CLARIFY HOW THE TRUST IS A "GLOBAL" TRUST AND HOW IT GETS EXPOSURE TO FOREIGN SECURITIES.

      Response: In response to the Staff's comment, the disclosure will be revised to state that the Trust's exposure to non-U.S. securities will be at least 40% of its net assets. The Trust notes that certain of the common stocks included in the portfolio are common stocks of foreign companies that are directly listed on a U.S. stock exchange and common stocks of foreign companies which trade through an American Depositary Receipt/ADR on a U.S. stock exchange. Additionally, certain of the Trust's investments in ETFs will have significant exposure to foreign securities.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon